UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-41789

noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 26, 2023 (the “Amendment Date”), noco-noco Inc. (the “Company” or the “Counterparty”) and (i) Meteora Capital Partners, LP (“MCP”), (ii) Meteora Select Trading Opportunities Master, LP (“MSTO”), (iii) Meteora Strategic Capital, LLC (“MSC”) (with MCP, MSTO and MSC collectively as “Seller”), and (iv) NOCO-NOCO PTE. LTD. entered into a forward purchase agreement confirmation amendment (the “Amendment”), amending the OTC Equity Prepaid Forward Transaction dated as of August 13, 2023 (as amended from time to time, the “Confirmation”). Capitalized terms used but not defined herein shall have the same meanings given to them in the Amendment.

Prior to the Amendment Date, the Prepayment Amount contemplated in the Confirmation in respect of the Pricing Date Notice delivered upon the completion of the Business Combination on August 25, 2023 (the “Prepayment Date”) has already been paid and the Prepayment mechanism contemplated in the section titled “Prepayment” in the Confirmation shall have no further effect after the Amendment Date.

The “Prepayment Shortfall” is amended to be US$500,000, which was paid by the Seller to the Counterparty on the Prepayment Date.

Pursuant to the Amendment, the entire 1,999,998 Recycled Shares acquired by the Seller are released from the “Number of Shares” and will be considered as Share Consideration Shares that are incremental to the Maximum Number of Shares. The Maximum Number of Shares has been amended to be 3,000,000 Shares after the Amendment Date. The Seller may not sell Recycled Shares earlier than 30 trading days after the Amendment Date.

Following the execution of the Amendment, the Seller will initially purchase 3,000,000 Additional Shares from the Counterparty. The Counterparty and the Seller acknowledge and agree that the issuance of 3,000,000 Additional Shares by the Counterparty to the Seller shall discharge any obligation of the Counterparty to deliver cash or issue Shares to the Seller pursuant to the “Shortfall Sales” section.

A “VWAP Trigger Event” has been amended to mean an event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $0.01 per Share. For the avoidance of doubt, the issuance of any Additional Share shall not constitute a VWAP Trigger Event.

Each of the Seller and the Counterparty shall bear their respective costs and expenses (including attorney fees) related to the Amendment.

The above description is only a summary of certain provisions of the Amendment and is qualified in its entirety by reference to the provisions of the Amendment, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit 10.1	–	Forward Purchase Agreement Confirmation Amendment dated October 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: October 30, 2023